Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2008 JAN -9 P 12:49

Date: December 7, 2007

Ms. Netra Sahani,
Asst. General Manager,
Dept. of Corporate Services,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street, Mumbai - 400 001.

SUPPL

BEST AVAILABLE COPY

Madam,

Sub: Allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited

BEST AVAILABLE COPY

We acknowledge receipt of your letter Ref. No. DCS/PREF/RAS/FIP/2340/07-08 dated 3rd December 2007.

Please find enclosed the following:-

(i) Declaration from the Company Secretary certifying that the company has informed NSDL/CDSL the shares allotted to Apax are under locked-in up to 25th October 2008.

(ii) Copy of in-principle approval from National Stock Exchange Limited.

(iii) Copy of the letters received from :-

(a) NSDL, confirming the credit of 7,047,119 equity shares to the beneficiary account.

(b) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

08000023

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Ref : ISIN US0376081065 - Rule 144a GDR
ISIN US0376082055 - Reg. S GDR

File No. 82-34893

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

IS/ISO 9001 : 2000

Date: December 7, 2007

Mr. K. Hari,
Asst. Vice President,
National Stock Exchange
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

Dear Sir,

Sub: Allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited

We acknowledge receipt of your letter Ref. No. NSE/LIST/60512-3 dated 15th November 2007.

Please find enclosed copy of the letters received from:-

(i) NSDL, confirming the credit of 7,047,119 equity shares to the beneficiary account.

(ii) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Ref : ISIN US0376081065 - Rule 144a GDR
ISIN US0376082055 - Reg. S GDR

File No. 82-34893

Apollo Hospitals
CHENNAI
touching lives

Date : December 5, 2007

Ms. Netra Sahani,
Asst. General Manager,
Dept. of Corporate Services,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street, Mumbai - 400 001.

Madam,

Sub: Allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited

This is to certify that the Company has informed the National Securities Depository Limited and Central Depository Services (India) Limited that 7,047,119 equity shares bearing distinctive numbers 51,638,584 to 58,685,702 are under lock-in up to 25th October 2008 and are non transferable till then as intimated to the Exchange in this regard before dematerializing of the aforesaid equity shares.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
NAPIN DIN - 100000015, Tel: 91-22-2499 4200, Fax: 91-22-2497 2993 / 2497 6351, e-mail: info@nsdl.co.in

Ref. : II/CA/COM/53084/2007

December 7, 2007

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Sub.: Preferential allotment

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*	*Lock-in Release Date*
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	7,047,119.000	07/12/2007	25/10/2008

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Ankush Deshpande
Senior Manager

For APOLLO HOSPITALS ENTERPRISE LTD.

LAKSHMI NARAYANA REDDY
General Manager-Secretarial

Central Depository Services (India) Limited


A SEBI Initiative

CDSL/BDO/RV/2007-08/4117 December 6, 2007

Apollo Hospitals Enterprise Limited
Ali Towers, IIIrd Floor,
55, Greams Road,
Chennai – 600 006.

Kind Attn: Mr. S. K. Venkataraman
Chief Financial Officer & Company Secretary

Dear Sir,

Sub: Allotment of Equity Shares on a Preferential Basis.

We write in connection to the captioned subject.

We are pleased to inform you that the equity shares of Rs.10/- each of your company, as per details given below, have been admitted for dematerialisation under the ISIN INE437A01016.

No. of Shares	Distinctive Numbers
70,47,119	5,16,38,584 to 5,86,85,702

If you require any clarifications in this regard please feel free to call the undersigned or Mr. Anil Sathe on 022-22723333 Extn: 8608/8685 or email at rupalik@cdslindia.com or anils@cdslindia.com.

Thanking you.

Yours sincerely,
For Central Depository Services (India) Limited

Rupali Kinulekar
Deputy Manager – Operations

Cc to: The General Manager – Listing – BSE.
The Asst. Vice President – Listing – NSE.

For APOLLO HOSPITALS ENTERPRISE LTD.

LAKSHMI NARAYANA REDDY
General Manager-Secretarial

Regd. Office : Phiroze Jeejeebhoy Towers, 17th Floor, Dalal Street, Fort, Mumbai - 400 001.
Phone : 91-22-2272 3333 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

Ref: NSE/LIST/60512-3 November 15, 2007

The Company Secretary
Apollo Hospitals Enterprise Limited
Ali Towers, IIIrd Floor
#55, Greams Road
Chennai – 600 006

Dear Sir,

Re.: **In-principle approval for listing of 7,047,119 Equity Shares of Rs. 10/- each allotted on preferential basis.**

We are in receipt of your application for the listing of 7,047,119 Equity Shares of Rs 10/- each allotted on preferential basis bearing distinctive numbers from 51638584 to 58685702.

We have perused the listing application and the related documents/details submitted by you for listing of the above shares.

We are pleased to grant the in-principle approval for listing of the above shares on the Exchange. The said shares would be listed and admitted to dealings on the Exchange on receipt of the following details/ documents:

1. Confirmation from the depositories i.e. NSDL/CDSL for credit of beneficiaries accounts with respect to the above shares/ confirmation regarding dispatch of physical share certificate.

Yours faithfully,
For National Stock Exchange of India Limited

Avinash Kharkar
Manager

BEST AVAILABLE COPY

CC:
National Securities Depository Limited
4th Floor, Trade world
Kamala Mills Compound, Senapati Bapat Marg,
Lower Parel – Mumbai – 400 013

Central Depository Services Limited
P.J.Towers, 28th Floor,
Dalal Street., Mumbai – 400 023

For APOLLO HOSPITALS ENTERPRISE LTD
LAKSHMI NARAYANA REDDY
General Manager-Secretarial

BSE

The edge is efficiency

Corporate Services

Courier

No.DCS/PREF/RAS/FIP/2340/07-08

3rd December 2007

The Company Secretary,
Apollo Hospitals Enterprises Ltd.
Ali Towers, IIIrd floor,
#55 Greams Road
Chennai – 600 006.

Dear Sir/Madam,

Re: In principle approval for 70,47,119 Equity Shares of Rs.10/- each issued at a premium of Rs.595.07/- per share bearing distinctive number 5,16,38,584 to 5,86,85,702 allotted to Other than Promoters on a preferential basis.

We acknowledge the receipt of the company letter dated 12th November 2007 regarding the captioned matter and in this regard we would advise that the Exchange is pleased to grant in-principle approval to the listing application made by the company seeking permission for its aforesaid shares to be dealt in on the Exchange.

1. A Certificate from the Managing Director/Company Secretary of the company should be submitted specifically certifying that the company has informed the National Securities Depository Ltd./Central Depository Services (India) Ltd. that 70,47,119 equity shares bearing distinctive numbers 5,16,38,584 to 5,86,85,702 are under lock-in upto 25th October 2008 and are non transferable till then as intimated to the Exchange in this regard before dematerializing of the aforesaid equity shares.

2. Please note that trading in the above mentioned shares will be permitted only after the company files with the Exchange:
   i) In-principle approval from the National Stock Exchange of India Ltd. (if applicable) and
   ii) Confirmation letters from NSDL /CDSL about crediting the above mentioned shares to the respective beneficiaries accounts/admitting the capital to the depository system. You are requested to file all such approvals together

Yours faithfully,

(Netra Sahani)
Asst.Gen. Manager (D.C.S)

(R.A. Sallan)
Deputy Manager (D.C.S)

For APOLLO HOSPITALS ENTERPRISE LTD.

LAKSHMI NARAYANA REDDY
General Manager-Secretarial

END